Mercedes-Benz Auto Receivables Trust 2019-1
Investor Report
Collection Period Ended   31-Mar-2023

Amounts in USD

Dates

Collection Period No.	43			
Collection Period (from... to)	1-Mar-2023	31-Mar-2023		
Determination Date	13-Apr-2023			
Record Date	14-Apr-2023			
Distribution Date	17-Apr-2023			
Interest Period of the Class A-1 Notes (from... to)	15-Mar-2023	17-Apr-2023	Actual/360 Days	33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Mar-2023	15-Apr-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	360,800,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	511,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	50,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	464,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	128,560,000.00	92,742,820.05	81,563,612.90	11,179,207.15	86.957118	0.634440
Total Note Balance	**1,514,360,000.00**	**92,742,820.05**	**81,563,612.90**	**11,179,207.15**		
Overcollateralization	38,846,436.21	38,830,160.91	38,830,160.91			
Adjusted Pool Balance	1,553,206,436.21	131,572,980.96	120,393,773.81			
Yield Supplement Overcollateralization Amount	61,799,793.88	3,857,807.43	3,467,043.45			
Pool Balance	**1,615,006,230.09**	**135,430,788.39**	**123,860,817.26**			

	Amount	Percentage
Initial Overcollateralization Amount	38,846,436.21	2.50%
Target Overcollateralization Amount	38,830,160.91	2.50%
Current Overcollateralization Amount	38,830,160.91	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.040000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	4.864430%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.940000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	2.040000%	157,662.79	1.226375	11,336,869.94	88.183494
Total		**$157,662.79**		**$11,336,869.94**	

Amounts in USD

Available Funds

Principal Collections	11,447,540.94
Interest Collections	442,503.64
Net Liquidation Proceeds	57,577.24
Recoveries	96,528.38
Purchase Amounts	24,084.95
Advances made by the Servicer	0.00
Investment Earnings	48,082.17
Available Collections	**12,116,317.32**
Reserve Fund Draw Amount	0.00
Available Funds	**12,116,317.32**

Distributions

(1) Total Servicing Fee	112,858.99
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	157,662.79
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	11,179,207.15
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	666,588.39
Total Distribution	**12,116,317.32**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	112,858.99	112,858.99	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	157,662.79	157,662.79	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	157,662.79	157,662.79	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	157,662.79	157,662.79	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	11,179,207.15	11,179,207.15	0.00
Aggregate Principal Distributable Amount	11,179,207.15	11,179,207.15	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,883,016.09
Reserve Fund Amount - Beginning Balance	3,883,016.09
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	12,546.10
minus Net Investment Earnings	12,546.10
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,883,016.09
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	12,546.10
Net Investment Earnings on the Collection Account	35,536.07
Investment Earnings for the Collection Period	48,082.17

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,615,006,230.09	50,838
Pool Balance beginning of Collection Period	135,430,788.39	12,835
Principal Collections	8,422,152.53	
Principal Collections attributable to Full Pay-offs	3,025,388.41	
Principal Purchase Amounts	24,065.24	
Principal Gross Losses	98,364.95	
Pool Balance end of Collection Period	123,860,817.26	12,197
Pool Factor	7.67%	

	As of Cutoff Date	Current
Weighted Average APR	3.71%	4.07%
Weighted Average Number of Remaining Payments	52.01	18.40
Weighted Average Seasoning (months)	12.33	52.64

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	122,494,759.27	12,111	98.90%
31-60 Days Delinquent	915,640.22	57	0.74%
61-90 Days Delinquent	356,409.97	23	0.29%
91-120 Days Delinquent	94,007.80	6	0.08%
Total	123,860,817.26	12,197	100.00%

Delinquency Trigger			**2.302%**
60+ Delinquency Loans to EOP Aggregate Securitization Value			0.364%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	98,364.95	12	24,404,638.78	851
Principal Net Liquidation Proceeds	57,496.66		8,137,536.12	
Principal Recoveries	91,691.73		10,817,768.60	
Principal Net Loss / (Gain)	(50,823.44)		5,449,334.06	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.470%)	
Prior Collection Period	0.444 %	
Second Prior Collection Period	0.841 %	
Third Prior Collection Period	0.017 %	
Four Month Average	0.208%	

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance		0.337%
Average Net Loss / (Gain)		6,403.45

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not
considered a charge-off **on a defaulted loan**.